SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  SCHEDULE 13G
                                 (Rule 13d-102)

           INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT TO
       RULES 13d-1(b)(c) and (d) and AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13d-2(b)
                               (Amendment No. _)1

                                DCAP Group, Inc.
--------------------------------------------------------------------------------
                                (Name of Issuer)

                          Common Stock, $.01 par value
--------------------------------------------------------------------------------
                         (Title of Class of Securities)

                                   233065 10 1
--------------------------------------------------------------------------------
                                 (CUSIP Number)

                                 August 6, 2003
--------------------------------------------------------------------------------
             (Date of Event Which Requires Filing of this Statement)


Check appropriate box to designate the rule pursuant to which this Schedule is filed:


  [   ]  Rule 13d-1(b)

  [ X ]  Rule 13d-1(c)

  [   ]  Rule 13d-1(d)





------------------------

    1The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosures provided in a prior cover page.

     The information required in the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall to all other provisions of the Act (however, see the Notes).

-------------------------------                     ----------------------------
CUSIP NO. 233065 10 1                               Page  2  of  6   Pages
-------------------------------                     ----------------------------

---------------------- -------------- ------------------------------------------

1                                     NAME OF REPORTING PERSON
                                      S.S. or I.R.S. IDENTIFICATION NO. OF ABOVE
                                      PERSON
                                      (ENTITIES ONLY)

                                      AIA Acquisition Corp.
                                      23-2885341
---------------------- -------------- ------------------------------------------
---------------------- -------------- ------------------------------------------

2                                     CHECK THE APPROPRIATE BOX IF A MEMBER OF A
                                      GROUP*
                                                                   (a) [   ]
                                                                   (b) [ X ]
---------------------- -------------- ------------------------------------------
---------------------- -------------- ------------------------------------------

3                                     SEC USE ONLY

---------------------- -------------- ------------------------------------------
---------------------- -------------- ------------------------------------------

4                                     CITIZENSHIP OR PLACE OF ORGANIZATION

                                      Pennsylvania
---------------------- -------------- ------------------------------------------
---------------------- -------------- ------------------------------------------

                       5              SOLE VOTING POWER

                                      1,808,000
                       -------------- ------------------------------------------
      NUMBER OF        -------------- ------------------------------------------
       SHARES
    BENEFICIALLY       6              SHARED VOTING POWER
      OWNED BY
        EACH                          -0-
      REPORTING        -------------- ------------------------------------------
       PERSON          ---------------------------------------------------------
        WITH
                       7              SOLE DISPOSITIVE POWER

                                      1,808,000
                       -------------- ------------------------------------------
                       -------------- ------------------------------------------

                       8              SHARED DISPOSITIVE POWER

                                      -0-
---------------------- -------------- ------------------------------------------
---------------------- ---------------------------------------------------------

9                      AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING
                       PERSON

                       1,808,000
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------

10                     CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES
                       CERTAIN SHARES* [   ]
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------

11                     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW 9
                       12.8%
---------------------- ---------------------------------------------------------
---------------------- ---------------------------------------------------------

12                     TYPE OF REPORTING PERSON*

                       CO
---------------------- ---------------------------------------------------------

                      *SEE INSTRUCTION BEFORE FILLING OUT!

Item 1(a)    Name of Issuer:

       DCAP Group, Inc.

Item 1(b)    Address of Issuer's Principal Executive Offices:

       1158 Broadway
       Hewlett, New York 11557

Item 2(a)    Name of Person Filing:

       AIA Acquisition Corp.

Item 2(b)    Address of Principal Business Office or, if none, Residence:

       2787 Market Street
       Upper Darby, PA 19082

Item 2(c)    Citizenship:

       Pennsylvania

Item 2(d)    Title of Class of Securities:

       Common Stock, par value $.01 per share

Item 2(e)    CUSIP Number:

       233065 10 1

Item 3     Type of Reporting Person:

       Not Applicable

Item 4   Ownership.

Item 4(a)    Amount Beneficially Owned:

     As of August 6, 2003, AIA Acquisition Corp. beneficially owned 1,808,000 shares of Common Stock of Issuer, which are issuable upon the conversion of currently convertible shares of Series A Preferred Stock of Issuer (the "Preferred Stock"). The number of shares of Common Stock of Issuer issuable upon the conversion of the Preferred Stock was fixed on August 6, 2003.

Item 4(b)    Percent of Class:

     12.8% beneficially owned by AIA Acquisition Corp. Calculation of percentage of beneficial ownership is based on 12,353,402 shares of Issuer's Common Stock outstanding on July 31, 2003 as reported by Issuer in its Quarterly Report filed on Form 10-QSB for the period ended June 30, 2003, plus 1,808,000 shares of Issuer Common Stock issuable upon the conversion of the Preferred Stock.


Item 4(c)   Number of shares as to which such person has:

       (i)   sole power to vote or to direct the vote: 1,808,000

       (ii)  shared power to vote or to direct the vote: -0-

       (iii) sole power to dispose or to direct the disposition of: 1,808,000

       (iv)  shared power to dispose or to direct the disposition of:  -0-

Items 5-9. Not applicable.

Item 10   Certification.

     By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

                                    SIGNATURE

     After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.


                                                  September 18, 2003
                                                  ------------------
                                                  Date

                                                  AIA Acquisition Corp.


                                                  By:/s/ Barry Lefkowitz
                                                     ---------------------------
                                                  Name: Barry Lefkowitz
                                                       -------------------------
                                                  Title: Vice President
                                                       -------------------------